UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 April 28, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL PRESENTS UPDATE ON STRATEGY AND OPERATIONS AT ANALYST BRIEFING

LEIDEN, THE NETHERLANDS, APRIL 27, 2006 -Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) will today present an update on the Company's strategy, research and development programs, product sales and financial outlook in a briefing to analysts and investors held at the Company's Leiden headquarters. A live audio webcast of the briefing, featuring the presentation slides, can be accessed via the homepage of Crucell's website at www.crucell.com, and will be archived and available for replay following the event.


Crucell's strategic focus as an infectious diseases company will be to capitalize on the rapidly growing vaccine market by increasing sales of marketed vaccines and developing and introducing new vaccines. Further, the Company is also actively positioning its PER.C6(R) technology in protein and antibody markets as an efficient production platform. In addition to licensing its technology, Crucell intends to develop proprietary protein products in the area of blood proteins, which can be produced on PER.C6(R) technology.

"The acquisition of Berna Biotech has transformed Crucell into a sizeable player in vaccines with new vaccines that can increase current sales considerably and with powerful core technologies for further development," comments Crucell's Chief Executive Officer, Ronald H.P. Brus MD. "The integration of the two companies is now substantially completed. In addition, we see very attractive growth opportunities for developing our own products in the field of proteins and antibodies. Our financial position is strong and we are committed to reach cash break-even in 2007."

Product programs

PER.C6(R)-based influenza vaccines, developed in partnership with sanofi pasteur, are preparing to enter clinical development. A Phase I trial in healthy adults is expected to start in the third quarter of 2006, with a Phase I trial in the elderly following in the fourth quarter. A Phase I pediatric trial is scheduled to begin in 2007. Trials in healthy adults are expected to enter Phase II next year.

Crucell is involved in different programs to address the pandemic threat of avian influenza. An egg-based H9N2 vaccine, developed with the University of Leicester, will enter Phase I/II clinical trials in May 2006. The
PER.C6(R)-based FLUPAN H7N1 trial, comparing the cell-based vaccine to egg-based alternatives, is set to begin in September 2006.

Crucell's West Nile virus vaccine is currently in a Phase I, double-blind, placebo- controlled study of 48 healthy volunteers undergoing tests for adverse effects and immunogenicity.

A PER.C6(R)-based tuberculosis vaccine is scheduled to enter Phase I trials in Europe in the third quarter of 2006, with a randomized, double-blind, placebo-controlled study of 44 healthy volunteers. Preclinical studies demonstrated that Crucell's recombinant Ad35 tuberculosis vaccine provided effective protection after a single shot.

Crucell's Ebola vaccine, developed in partnership with the Vaccine Research Center (VRC) of the NIH, is expected to enter Phase I studies in the third quarter of 2006. This randomized, double-blind, placebo-controlled study in 48 healthy volunteers will test the single-shot vaccination in a dose-escalation study.

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A malaria vaccine is also expected to enter a Phase I trial in the third quarter of 2006 at Vanderbilt University in the US. This randomized, double-blind, placebo-controlled study in 76 healthy volunteers will include dose-escalation studies and multiple vaccination regimens. Studies in large animal models have shown that Crucell's recombinant Ad35 vaccine provides a demonstrated higher level of immunogenicity than the existing RTS,S vaccines.

An Investigational New Drug (IND) application will be submitted for the Company's anti-rabies monoclonal antibody combination during the third quarter of 2006. Multiple Phase I studies are planned in the US starting in the fourth quarter of 2006 and in the Philippines in the first quarter of 2007.

Crucell will share research results for different proteins produced with Crucell's STAR(TM) technology and its improved STAR(TM) selection system on the most commonly used commercial cell line, CHO DG-44.

Financial Outlook

The Company expects consolidated sales and license revenues for 2006 to be in the (euro) 130 million to (euro) 150 million range, driven by strong vaccine sales of the Company's new Quinvaxem(TM) vaccine.

With cash reserves in excess of (euro) 200 million, the Company has stated that 2006 will be a year of integration and up to (euro) 24 million in cash may be used in operations. Net of integration, one-time transaction costs, investment in plant and equipment and other proceeds from divestitures, the total decrease in cash over 2006 is expected to be in the (euro) 33 million to (euro) 38 million range. The Company's objective is to break even on a cash basis in 2007.

Crucell is in the process of determining the purchase price allocation of the recent Berna acquisition and stated that the resulting amortization charges will have an impact on its IFRS accounting results, although no further details can be disclosed today.

ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licences this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    April 28, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer